UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52801

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRINITY WEALTH SECURITIES, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 South 12th Street, Unit 2
(No. and Street)

TAMPA	FL	33602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Mickool	(813) 333-1683	jason.mickool@floridafa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jason Mickool, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRINITY WEALTH SECURITIES, L.L.C., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Allyson Mary Massengill
My Commission HH 002932
Expires 05/21/2024

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Trinity Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trinity Wealth Securities, LLC as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trinity Wealth Securities, LLC's management. Our responsibility is to express an opinion on Trinity Wealth Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trinity Wealth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Schedule II, and Schedule III have been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC's financial statements. The supplemental information is the responsibility of Trinity Wealth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC

We have served as Trinity Wealth Securities, LLC's auditor since 2018.

Chesterfield, MO

February 24, 2023

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

Trinity Wealth Securities, LLC
Statement of Financial Condition
December 31, 2022

		2022
Assets		
Current Assets		
Cash	$	553,039
Prepaid Assets		22,559
Due to Brokers		6,107
Total Assets	$	581,705
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	$	9,111
Commissions Payable		70,325
Total Liabilities		79,436
Members' Equity		502,269
Total Liabilities and Members' Equity	$	581,705

Trinity Wealth Securities, LLC
Statement of Income
December 31, 2022

	2022
Sales	
Commissions Earned	$ 2,811,157
Expenses	
Office Expense	28,462
Occupancy	10,800
Professional Fees	48,872
Salary/Compensation Expense	1,199,550
License and Permits	62,500
Total Expenses	1,350,184
Operating Income	1,460,973
Net Income	$ 1,460,973

Trinity Wealth Securities, LLC
Statement of Changes in Members' Equity
December 31, 2022

	2022
Members' Equity at Beginning of Year	$ 447,143
Net Income	1,460,973
Capital Distributions	(1,405,847)
Members' Equity at End of Year	$ 502,269

Trinity Wealth Securities, LLC
Statement of Cash Flows
December 31, 2022

	2022
Cash Flows From Operating Activities	
Net Income	$ 1,460,973
Adustments to reconcile net income to net cash (used by) operating activities:	
Prepaid Expenses	(8,498)
Accounts Payable	5,364
Commissions Payable	27,188
Net Cash Provided by Operating Activities	1,485,027
Cash Flows Used by Financing Activities	
Capital Distributions	(1,405,846)
Net Cash Used in Financing Activities Net	(1,405,846)
Cash Increase for Year	79,181
Cash at Beginning of Year	473,858
Cash at End of Year	$ 553,039

Supplemental Disclosures of Cash Flow Information

No Cash was paid for interest or taxes in 2022

Trinity Wealth Securities, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: Trinity Wealth Securities, LLC (the "Company" or "TWS") was organized on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Revenue is recognized as earned and expenses are reported as incurred.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2022 commissions receivable totaled $0 and commissions payable was $27,188. An allowance for doubtful accounts is not deemed necessary. This departure from generally accepted accounting principles is not material to the financial statements.

Use of Estimates: Generally accepted accounting principles require that use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees, with the exception of registered representatives, who are paid directly through the Company.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As times during the year ended December 31, 2022, the Company may have had deposits in excess of FDIC insurance limits. The Company incurred no losses on excess balances held during the year ended December 31, 2022.

NOTE B - RELATED PARTY TRANSACTIONS

On September 30, 2019 Jason Mickool purchased TWS from Jim Evens, Alan Smith and Eric Steiner (former owners of TWS). Jason Mickool is also the owner of Florida Financial Advisors, Inc. Florida Financial Advisors and Trinity Wealth Securities LLC are affiliated companies through common ownership. Trinity Wealth Securities LLC has an expense sharing agreement with Florida Financial Advisors as outlined below.

Exhibit A

Description	Total Firm Monthly Expense	BD Allocation %	BD ESA Allocation	Rationale
Rent	6,000	15%	900	ESA allocation is based on the fact that the BD occupies 15% of the square footage of the firm's office space
Office Supplies	3,000	10%	300	ESA allocation is based on the fact that the BD will use approximately 10% of the firm's office supplies
Telephone	2,000	8%	150	The ESA allocation is based on the amount of time BD personnel will spend on the phone
Internet	750	10%	75	ESA allocation is based on the fact that the BD will use approximately 10% of the firm's Internet use
List all other expenses covered in your pro-forma				
Total			1,425	

In 2022 Jason Mickool agreed to a partial sale of his shares of Trinity Wealth Securities, LLC (“TWS”) to AmeriLife Group, LLC. (“Amerilife Group”). Through a series of "pre-closing reorganization” transactions, TWS became wholly owned by Florida-Trinity Holdco, LLC (“FTH”). Mr. Mickool, through Mickool Enterprises 3, Inc., continues to hold 40 percent ownership of FTH and AmeriLife Group, through AL Marketing, LLC, owns 60 percent of FTH. In connection with the ownership change and restructuring the Firm underwent a material change to its business as defined in FINRA's rules, which FINRA approved on February 13, 2023. The transaction did not impact the Firm’s assets, liabilities, or equity capital.

NOTE C - ASC 606 REVENUE RECOGNITION

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it is satisifed a perfomance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assess by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transactions, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities from which the Company generates revenue, per the FINRA Membership Agreement issued in September 2019 and updated in April 2021: Mutual fund retailer (application way) and broker selling variable life insurance or annuities.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company has a commitment to pay a portion of certain operating expenses including rent, office supplies, telephone, and internet in accordance with the expense sharing agreement with Florida Financial Advisors. Refer to Note B for further information. The Company does not have any other material commitments or contingencies.

NOTE E - INCOME TAXES

Trinity Wealth Securities, LLC has four prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2021, 2020, 2019 and 2018 remain open to examination. Management is not aware of any uncertain tax provisions claimed on prior year returns.

Trinity Wealth Securities, LLC, which is wholly owned by Jason Mickool, has elected to be taxed as an "S" corporation. As such, there is no provision for federal income taxes because the owner is taxed on the Company's income.

The Company's policy for reporting interest and penalties related to income taxes is to expense them as they are incurred. The total penalties and interest the Company paid for 2022 was $0.

NOTE F - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 20, 2023. There are no events or transactions occurring after the balance sheet date required to be accrued for or disclosed.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital pursuant to Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness. On December 31, 2022, the Company had net capital of $473,603 ($468,307 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was .1677 to 1 on December 31, 2022.

Trinity Wealth Securities, LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1(1)
December 31, 2022

		2022
Net Capital		
Ownership Equity		$ 502,269
Less Non-Allowable Assets		(28,666)
Total Allowable Capital		473,603
Less Haircuts on Investments (None)		-
Total Net Capital		473,603
Statutory Minimum Net Capital	**$5,000**	
6 2/3% of Aggregate Indebtedness	**$5,296**	
Minimum Net Capital Requirement		(5,296)
Excess Over Minimum Net Capital Requirement		$ 468,307
Total Aggregate Indebtedness		$ 79,436
Ratio of Aggregate Indebtedness to Net Capital		16.77%
Schedule of Aggregate Indebtedness		
Commission Payable		$ 70,325
Accounts Payable		9,111
Due to Related Party		-
		$ 79,436
Reconciliation With Company's Computation		
Net Capital as Reported in Company's Part II (Unaudited)		
FOCUS Report		$ 473,603
Net Audit Adjustments		-
		$ 473,603

There is no material difference between the net capital stated above and the net capital reported on the December 31 2022 FOCUS Report submitted on 01/26/23

See Report of Independent Registered Public Accounting Firm and Accompanying Notes

Schedule II
Trinity Wealth Securities, LLC
Computation For Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2022

The Company was exempt from the provisions of Rule 15c3-3 (k)(1) under the Securities and Exchange Act of 1934 for the year ended December 31, 2022.

Schedule III
Trinity Wealth Securities, LLC
Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2022

The Company was exempt from the provisions of Rule 15c3-3 (k)(1) under the Securities and Exchange Act of 1934 for the year ended December 31, 2022.

See Report of Independent Registered Public Accounting Firm and Accompanying Notes

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Trinity Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trinity Wealth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Trinity Wealth Securities, LLC stated that Trinity Wealth Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Trinity Wealth Securities, LLC is also filing this Exemption Report because Trinity Wealth Securities, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its direct sale of mutual funds and variable annuities. In addition, Trinity Wealth Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Trinity Wealth Securities, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

February 24, 2023

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Trinity Wealth Securities
An FFA Company

Trinity Wealth Securities, LLC's Exemption Report

Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2022

Trinity Wealth Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Trinity Wealth Securities, LLC. Claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

Trinity Wealth Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC is also filing this Exemption Report because Trinity Wealth Securities, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to direct mutual funds and variable annuities an a subscription way basis where the funds are payable to the issuer or its agent and not to Trinity Wealth Securities, LLC. Also, Trinity Wealth Securities, LLC (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Trinity Wealth Securities, LLC

I, Jason Mickool, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jason Mickool

Jason Mickool

Chief Compliance Officer